SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)


                               ANTs software, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    037271103
                                 (CUSIP Number)

                                December 21, 2006
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 037271103                 13G

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Lyle Campbell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

               2,935,700 shares of Common Stock
               (Includes warrants to purchase 200,000 shares of Common Stock and 250,000 shares of Common Stock underlying a convertible promissory note.)
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

               0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

               2,935,700 shares of Common Stock
               (Includes warrants to purchase 200,000 shares of Common Stock and 250,000 shares of Common Stock underlying a convertible promissory note.)
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

               0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            2,935,700 shares of Common Stock
            (Includes warrants to purchase 200,000 shares of Common Stock and 250,000 shares of Common Stock underlying a convertible promissory note.)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.58%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------





CUSIP No. 037271103                 13G


Item 1(a).     Name of Issuer:

     ANTs software, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

     700 Airport Blvd., Suite 300 Burlingame, CA 94010.

Item 2(a).     Name of Person Filing:

     Lyle Campbell

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     15100 N. 78th Way, Suite 100, Scottsdale, AZ 85260





CUSIP No. 037271103                 13G


Item 2(c).     Citizenship:

     United States

Item 2(d).     Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:
     037271103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]





CUSIP No. 037271103                  13G

Item 4.   Ownership.

             (a) Amount beneficially owned: 2,935,700 shares of Common Stock which includes warrants to purchase 200,000 shares of Common Stock and 250,000 shares of common stock underlying a convertible promissory note.
             (b) Percent of class: 5.58%
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: 2,935,700 shares of Common Stock which includes warrants to purchase 200,000 shares of Common Stock and 250,000 shares of common stock underlying a convertible promissory note.
               (ii) Shared power to vote or direct the vote: 0
              (iii) Sole power to dispose or direct the disposition: 2,935,700 shares of Common Stock which includes warrants to purchase 200,000 shares of Common Stock and 250,000 shares of common stock underlying a convertible promissory note.
               (iv) Shared power to dispose or direct the disposition: 0


Item 5.     Ownership of Five Percent or Less of a Class.
Not applicable.





CUSIP No. 037271103                13G

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





CUSIP No. 037271103                13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 29, 2006

                                        /s/ Lyle Campbell
                                            --------------------------
                                            Lyle Campbell